UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Tim Whyte

Sofaer Global Research (UK) Ltd.

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44-20-7259-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307325100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sofaer Capital Natural Resources Hedge Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,306,254

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,306,254

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,254

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
2.4% (based on 136,568,002 shares of Common Stock outstanding on October 31, 2007, as reported in the Issuer’s most recent Form 10-Q and filed with the SEC on November 7, 2007)

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

This Second Amendment (“Amendment”) amends and supplements the Statement on Schedule 13D/A filed on January 11, 2007 (as amended, the “Schedule 13D/A”) by Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“Sofaer Resources” or the “Reporting Person”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Company”).  Sofaer Resources is filing this Amendment to update certain information with respect to its voting power and any deemed beneficial ownership reported in the Schedule 13D/A.  Unless otherwise stated, the information set forth in the Schedule 13D/A remains accurate in all respects.

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration
No material change.

Item 4.	Purpose of Transaction
No material change.

Item 5.	Interest in Securities of the Issuer
Section 5(a) is hereby amended and restated in its entirety and replaced by the following:
A. The responses set forth on each of the cover page with respect to the Reporting Person are hereby incorporated by reference herein.

The Reporting Person owns no shares of Common Stock of the Company.  Although the Reporting Person is managed by independent trustees and pursues its own investment strategy, by virtue of its relationship with Sofaer Capital Inc., a British Virgin Islands company (“Sofaer”), the Reporting Person may be deemed the beneficial owner of the shares of Common Stock held by Sofaer as well as Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAHF”) and Sofaer Capital Global Hedge Fund, a Cayman Islands mutual trust (“SCGHF” and together with Sofaer and SCAHF, the “Sofaer Related Parties”).  Therefore, the Reporting Person may be deemed the beneficial owner of 3,306,254 shares of Common Stock.

According to the Company’s Form 10-Q filed on November 7, 2007, there were 136,568,002 shares of Common Stock outstanding as of October 31, 2007.  Together, the Reporting Person and the Sofaer Related Parties may therefore be deemed to have a beneficial ownership percentage of 2.4%.

Each of the parties described above disclaims beneficial ownership of the shares held by any other party.

Section 5(b) is hereby amended and restated in its entirety and replaced by the following:
B. The Reporting Person together with the Sofaer Related Parties may be deemed to have shared dispositive power and shared power to vote with respect to 3,306,254 shares of Common Stock.
Section 5(c) is hereby amended and restated in its entirety and replaced by the following:
C. Neither the Reporting Persons nor any of the persons named in paragraph (A) have effected any transactions in the Common Stock during the past sixty (60) days, except as listed below:
Sofaer Asia sold 91,000 shares of Common Stock on December 6, 2007, in the open market for a price of $1.05 per share.
Sofaer Global sold 178,000 shares of Common Stock on December 6, 2007, in the open market for a price of $1.05 per share.
Sofaer Global bought 33,725 shares of Common Stock on January 4, 2008, in the open market for a price of $0.99 per share.
Sofaer Global bought 150,000 shares of Common Stock on January 4, 2008, in the open market for a price of $1.01 per share.
Sofaer Global sold 75,000 shares of Common Stock on January 7, 2008, in the open market for a price of $0.93 per share.
Sofaer Resources sold 185,300 shares of Common Stock on November 28, 2007, in the open market for a price of $1.07 per share.
Sofaer Resources sold 165,000 shares of Common Stock on November 29, 2007, in the open market for a price of $1.03 per share.
Sofaer Resources sold 100,000 shares of Common Stock on November 30, 2007, in the open market for a price of $0.93 per share.
Sofaer Resources sold 61,700 shares of Common Stock on December 4, 2007, in the open market for a price of $1.05 per share.
Sofaer Resources sold 100,000 shares of Common Stock on December 5, 2007, in the open market for a price of $1.10 per share.
Sofaer Resources sold 350,000 shares of Common Stock on December 5, 2007, in the open market for a price of $1.05 per share.
Sofaer Resources sold 100,000 shares of Common Stock on December 6, 2007, in the open market for a price of $1.00 per share.
Sofaer Resources sold 16,000 shares of Common Stock on December 6, 2007, in the open market for a price of $1.06 per share.
Sofaer Resources bought 75,000 shares of Common Stock on December 10, 2007, in the open market for a price of $1.06 per share.

Sofaer Resources bought 250,000 shares of Common Stock on December 26, 2007, in the open market for a price of $1.05 per share.
Sofaer Resources sold 300,000 shares of Common Stock on December 27, 2007, in the open market for a price of $0.95 per share.
Sofaer Resources sold 169,200 shares of Common Stock on December 31, 2007, in the open market for a price of $0.95 per share.
Sofaer Resources bought 18,775 shares of Common Stock on January 2008, 2008, in the open market for a price of $0.99 per share.
D. Not applicable.

E.                                      Reporting Person ceased to be the beneficial owner of more than five percent of the Company’s Common Stock on October 3, 2007.  Therefore, this constitutes an exit filing for the Reporting Person and it will no longer file any amendments to this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFAER CAPITAL NATURAL RESOURCES HEDGE FUND

January 23, 2008
Date
/s/ Tim Whyte
Signature
Tim Whyte/Investment Manager
Name/Title